July 10, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah

Re:	Request for Acceleration

ClearSign Combustion Corporation - Registration Statement on Form S-3

(SEC File No. 333-232402)

Mr. Atallah:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ClearSign Combustion Corporation (the “Company”) respectfully requests that its Registration Statement on Form S-3 (SEC File No. 333-232402) be ordered effective at 5:00 p.m., Washington, D.C. time, on July 12, 2019, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Mary Ann Sapone at (310) 312-3258.

Sincerely,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ Colin James Deller
Colin James Deller, Chief Executive Officer